SO
3-22-04

04003735

SECURITIES AND EXCHANGE COMMISSION

VF 3-11-04 RK

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0511 |
| Expires: | September 30, 2007 |
| Estimated average burden hours per response | 12 |

| SEC FILE NUMBER |
|---|
| 8-50935 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**W.R. Hambrecht + Co., LLC**

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH, D.C. 167

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**539 Bryant Street**
(No. and Street)

| **San Francisco** | **California** | **94107-1237** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

**Jonathan T. Fayman** **(415) 551-8642**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte Touche LLP**
(No. and Street)

| **50 Fremont Street** | **San Francisco** | **California** | **94105-2230** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.*

SW

STATE OF CALIFORNIA )
) ss.
COUNTY OF SAN FRANCISCO )

On February 25, 2004, before me, Marguerite Cullen Ranucci, a Notary Public for the State of California, personally appeared Jonathan T. Fayman, personally known to me to be the person whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Marguerite Cullen Ranucci

MARGUERITE CULLEN RANUCCI
Commission # 1446838
Notary Public - California
San Francisco County
My Comm. Expires Nov 19, 2007

# W.R. HAMBRECHT + CO., LLC

**(SEC ID. NO. 8-50935)**

**Balance Sheet as of December 31, 2003**
**and Independent Auditors' Report and**
**Supplemental Report on Internal Control**



* * * * *

**PUBLIC DOCUMENT**

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte
& Touche



## INDEPENDENT AUDITORS' REPORT

To the Member of
W.R. Hambrecht + Co., LLC:

We have audited the accompanying balance sheet of W.R. Hambrecht + Co., LLC (the "Company") as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying balance sheet has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the balance sheet, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The balance sheet does not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche LLP

February 20, 2004

# W.R. HAMBRECHT + CO., LLC

## BALANCE SHEET
## DECEMBER 31, 2003

| | |
|---|---|
| **ASSETS** | |
| CASH AND CASH EQUIVALENTS | $ 1,801,275 |
| RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION | 3,293,420 |
| LONG-TERM INVESTMENTS, At estimated fair value | 1,321,496 |
| FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, Net of accumulated depreciation and amortization of $5,647,838 | 786,064 |
| PREPAID EXPENSES AND OTHER ASSETS | 941,840 |
| TOTAL ASSETS | $ 8,144,095 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| ACCOUNTS PAYABLE AND ACCRUED LIABILITIES | $ 1,566,330 |
| COMPENSATION AND BENEFITS PAYABLE | 1,102,404 |
| SECURITIES SOLD, NOT YET PURCHASED | 152,550 |
| Total liabilities | 2,821,284 |
| COMMITMENTS AND CONTINGENCIES (Note 5) | |
| MEMBER'S EQUITY | 5,322,811 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 8,144,095 |

See notes to balance sheet.

## 1. OWNERSHIP STRUCTURE

W.R. Hambrecht + Co., LLC (the Company) is a registered securities broker-dealer that was incorporated in the state of Delaware as a Delaware limited liability company (LLC) on June 30, 1999, to succeed the business of a predecessor organization formed on January 2, 1998. The Company was organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California and is wholly-owned by W.R. Hambrecht + Co., Inc. (the Parent).

The end of 2003 marked the fourth consecutive year of volatile behavior in the US capital markets. The severity and persistence of these difficult conditions continued to directly impact the Company's ability to achieve profitability for the year. In response to the persistent challenging market conditions, the Company maintained its aggressive focus on expense control while making select investments in new growth opportunities. The improvement in market conditions in the latter part of the year, coupled with the growing acceptance of the Company's underwriting platform, provided the basis for the improvement in operating results in 2003. For the year, the Company had a number of achievements. Investment banking revenue increased 80% over prior year results and principal transactions and commission revenue increased 42% over prior year results.

The attainment of profitable operations is dependent upon future events, including increasing the Company's customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets, particularly initial public offerings, follow-on offerings, and corporate merger and acquisition transactions, which may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for some of its venture investments. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

It is the Company's belief that the economic conditions that adversely affected earnings in 2002 and 2003 will improve as 2004 progresses, thus providing an opportunity to increase revenue generation and achieve sustainable break-even profitability. The Company has long-term investments worth $1.3 million as of December 31, 2003, which, if needed, could be sold to generate near-term cash resources. Additionally, the Company may seek to sell additional debt or equity securities or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed in a timely manner.

The factors discussed above create substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying balance sheet does not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates* - The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

***Cash and Cash Equivalents*** - Cash and cash equivalents consist of demand deposits in banks and money market funds. There are no withdrawal restrictions on cash and cash equivalents.

***Marketable Trading Securities*** - Marketable trading securities are reported at prevailing market prices as of December 31, 2003. The Company had no marketable trading securities at December 31, 2003.

***Long-Term Investments*** - The Company's long-term investments include marketable equity securities and nonmarketable equity securities. At December 31, 2003, the Company held long-term investments valued at $1,321,496 (25% of member's equity) which was comprised of marketable equity securities. Marketable equity securities are reported at prevailing market prices at December 31, 2003. For those marketable equity securities that the Company holds more than 14 days' worth of trading volume, the Company deducts a 20 percent discount from the total market value of the investment. Nonmarketable securities are not registered for public sale or carry restrictions on sale, and are reported at estimate fair value as determined by management. Factors considered by management in valuing nonmarketable investments include the type of investment, purchase cost, restriction on disposition, relative volume owned versus market averages, subsequent purchases of the same or similar investments by other investors, and current financial and operating results of the investee entities. The Company held no nonmarketable securities at December 31, 2003.

***Furniture, Equipment and leasehold Improvements*** - Furniture, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. The estimated useful lives for the computation of depreciation are:

| | |
|---|---|
| Software and computer equipment | 3 years |
| Office equipment, excluding computer equipment | 5 years |
| Furniture | 7 years |

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

***Income Taxes*** - The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its balance sheet.

The Company accounts for income taxes based on the asset and liability method. Under this method of accounting, the Company recognizes taxes payable or refundable in the current year and deferred tax liabilities and assets for future consequences of events that have been recognized in the Company's financial statements or tax returns.

## 3. LONG-TERM INVESTMENTS

The Company's long-term investments are valued in accordance with the procedures set forth in Note 2. At December 31, 2003, the Company's long-term investments, at estimated fair value, consisted of the following:

| | |
|---|---|
| Marketable equity securities | $ 1,321,496 |
| Nonmarketable equity securities | - |
| Total long-term investments | $ 1,321,496 |

The cost of the Company's long-term investments at December 31, 2003 was $880,704.

## 4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Following is a summary of furniture, equipment and leasehold improvements as of December 31, 2003:

| | |
|---|---|
| Furniture | $ 659,392 |
| Equipment | 4,845,376 |
| Leasehold improvements | 929,134 |
| Total | 6,433,902 |
| Less accumulated depreciation and amortization | (5,647,838) |
| Furniture, equipment and leasehold improvements, net | $ 786,064 |

## 5. COMMITMENTS AND CONTINGENCIES

At December 31, 2003, the Company was obligated under long-term, noncancelable operating leases for office facilities and equipment, which require the following minimum annual payments:

| Year Ending December 31, | |
|---|---|
| 2004 | $1,493,809 |
| 2005 | 1,393,590 |
| 2006 | 1,336,032 |
| 2007 | 1,122,202 |
| 2008 and thereafter | - |
| Total | $5,345,633 |

Certain leases contain renewal options and escalation clauses.

In 2001, the Company ceased using one of its offices in San Francisco, CA. However, the Company is obligated under its lease until 2004. As of December 31, 2003, the Company has recorded a reserve of $87,016 representing the amount of total remaining lease payments less the expected income from subleasing the office space.

In 2003, the Company renegotiated its lease for its offices in San Francisco, California. The Company extended its lease another 3 years in exchange for a reduction in monthly rent and the return to the landlord of its space on the fourth floor of 539 Bryant Street.

In 2003, the Company entered into a lease agreement with Fidelity Corporate Real Estate, an affiliate of two of the Parent's shareholders, for office space in Boston. The lease expires in 2006.

As is the case with many firms in the securities industry, the Company may become involved in legal and regulatory matters arising in the normal course of the Company's business that are incidental to its activities as a general stock brokerage and investment banking business.

## 6. INCOME TAXES

The deferred income tax asset as of December 31, 2003 is composed of the following:

| | |
|---|---|
| Net unrealized gain on long-term investments | $ (180,064) |
| Operating loss carryforwards | 48,344,998 |
| Other deferred assets | 565,293 |
| Total deferred income tax | 48,730,227 |
| Valuation allowance | (48,730,227) |
| Net deferred income tax asset | $ - |

In 2003, a net valuation allowance of $48,730,227 has been recorded, which eliminates the net deferred tax assets at December 31, 2003. The Company has a federal net operating loss carryforward of $118,347,608 and a California net operating loss carryforward of $83,116,333. These loss carryforwards will begin to expire beginning in 2019 and 2007 for federal and California tax purposes, respectively.

## 7. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the NASD Regulation, Inc., which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2003, the Company's net capital was $2,824,657 its ratio of aggregate indebtedness to net capital was 0.94 to 1, and its net capital was $2,447,157 in excess of the required minimum net capital. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

## 8. STOCK PLAN

The Company's employees participate in the Company's 1999 and 2000 Equity Incentive Plans (the "Plans") which are for the benefit of employees and consultants. The Plans provide for the direct award or sale of Series D common stock of the Parent in the form of restricted stock and for the grant of options to purchase shares of Series D common stock of the Parent. Restricted stock and options granted generally vest over three years and are exercisable upon vesting. All options expire ten years after the date of grant.

At December 31, 2003 there were 440,132 shares outstanding of the Parent's restricted stock with a weighted average price per share of $5.66.

At December 31, 2003 there were options outstanding to purchase 2,020,967 shares of the Parent's Series D common stock at exercise prices ranging from $0.01 to $15.10 with a weighted average price of

$0.61. During the year ended December 31, 2003, options to purchase 999,627 shares of the Parent's Series D common stock at a weighted average exercise price of $0.31 were granted to Company employees.

## 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker-dealer, the Company's transactions are executed on behalf of its customers. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions.

During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the balance sheet. The Company seeks to control such market risk through the use of internal monitoring guidelines.

* * * * *

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

**Deloitte & Touche**

February 20, 2004

W.R. Hambrecht + Co., LLC
539 Bryant Street
San Francisco, California 94107-1237

In planning and performing our audit of the financial statements of W.R. Hambrecht + Co., LLC (the "Company"), for the year ended December 31, 2003 (on which we issued our report dated February 20, 2004) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13, or (3) in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP